UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Advocat, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
007586-10-0

(CUSIP Number)
Chad McCurdy
c/o Advocat, Inc.
1621 Galleria Blvd.
Brentwood TN 37027
(615) 771-7575

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
December 8, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	007586-10-0

1	NAMES OF REPORTING PERSONS: Chad McCurdy I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		24,200 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		884,600 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		24,200 shares of Common Stock

WITH	10	SHARES DISPOSITIVE POWER:

884,600 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

908,800 shares of Common Stock, composed of 832,600 shares directly owned by Marlin Capital Partners, LLC, 14,200 shares owned through Mr. McCurdy’s IRA, 10,000 shares issuable on the exercise of options held by Mr. McCurdy, 50,000 shares owned jointly by Mr. McCurdy and his wife, and 2,000 shares owned by Mr. McCurdy’s dependent child.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.87%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	007586-10-0

1	NAMES OF REPORTING PERSONS: Marlin Capital Partners, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 007586-10-0

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWERS:

NUMBER OF		0 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		832,600 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares of Common Stock

WITH	10	SHARES DISPOSITIVE POWER:

832,600 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

832,600 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ Excludes shares beneficially owned by Chad McCurdy (the Managing Partner of Marlin Capital Partners, LLC), personally.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

This constitutes Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D relating to the common stock (the “Common Stock”) of Advocat, Inc., a Delaware corporation (the “Issuer”), originally filed on behalf of Chad McCurdy and Marlin Capital Partners, LLC (“Marlin”) with the Securities and Exchange Commission (the “SEC”) on April 9, 2009 (the “Statement”) and subsequently amended on May 20, 2009 by Amendment No. 1, and on August 25, 2009 by Amendment No. 2 (together, the “Schedule 13D”). Except as specifically amended hereby, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     The acquisitions identified in Item 5(c) by Marlin were funded with $580,543.00 of the working capital of Marlin Capital Partners, LLC. The acquisitions identified in Item 5(c) by parties other than Marlin were funded with $61,804.20 of the personal funds of the McCurdy family.
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     The purpose of this Amendment No. 3 is to report that: (i) since the filing of the last amendment, a material change occurred in the percentage of shares of Common Stock beneficially owned by Mr. McCurdy and Marlin; and (ii) Mr. McCurdy has made a public Statement regarding the Issuer, which is attached hereto as Exhibit 2 and incorporated by reference herein.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
(a)	Mr. McCurdy beneficially owns 15.87% of the Issuer’s Common Stock, or 908,800 shares of Common Stock, composed of 832,600 shares directly owned by Marlin Capital Partners, LLC, 14,200 shares owned through Mr. McCurdy’s IRA, 10,000 shares issuable on the exercise of options held by Mr. McCurdy, 50,000 shares owned jointly by Mr. McCurdy and his wife, and 2,000 shares owned by Mr. McCurdy’s dependent child. Marlin beneficially owns 14.57% of the Common Stock of the Issuer consisting of 832,600 shares of Common Stock held directly.

(b)	Mr. McCurdy beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 24,200 shares of Common Stock
Shared Voting Power: 884,600 shares of Common Stock
Sole Dispositive Power: 24,200 shares of Common Stock
Shared Dispositive Power: 884,600 shares of Common Stock
     Mr. McCurdy shares voting power and dispositive power with his wife, Candice McCurdy, with respect to 50,000 shares owned jointly by the McCurdy’s and 2,000 shares owned by Mr. McCurdy’s dependent child. Mrs. McCurdy is a homemaker. Her address is 5429 LBJ Freeway, Suite 400, Dallas, Texas 75240. During the last five years, Mrs. McCurdy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mrs. McCurdy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States.
     In addition, Mr. McCurdy shares voting power and dispositive power with respect to 832,600 shares of Common Stock beneficially owned by Marlin, of which he is the Managing Partner.
Marlin beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 0 shares of Common Stock
Shared Voting Power: 832,600 shares of Common Stock
Sole Dispositive Power: 0 shares of Common Stock
Shared Dispositive Power: 832,600 shares of Common Stock
(c)	On December 7, 2009, Marlin purchased 44,370 shares of Common Stock in an open market transaction at a price of $5.57047 per share. On December 8, 2009, Marlin purchased 20,630 shares of Common Stock in an open market transaction at a price of $5.631723 per share. On December 9, 2009, Marlin purchased 39,000 shares of Common Stock at a price of $5.5692 per share. On December 9, 2009, Mr. McCurdy and his wife purchased 10,000 shares of Common Stock in an open market transaction at a price of $5.5692 per share. On December 9, 2009, Mr. McCurdy’s dependent child purchased 1,000 shares of Common Stock in an open market transaction at a price of $5.5692 per share.
(d)	Not applicable
(e)	Not applicable
Item 7. Material to be filed as Exhibits.
Item 7 of the Statement is hereby amended by adding the following at the end thereof:
     2. Statement by Chad McCurdy dated December 9, 2009.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2009

/s/ Chad McCurdy
Chad McCurdy

Statement by Chad McCurdy Dated December 9, 2010
I was very pleased with Advocat’s first annual investor day conference. I would like to personally thank the investors that were able to attend in person. I am pleased with the progress we have made in the last year from an operations standpoint and in our efforts to return value to our shareholders.
Your board and your management team remains focused on continuing to improve the operating results of the company even in this very difficult operating environment. We face many challenges in the coming year while we continue to experience tight credit markets and an uncertain regulatory environment. However, I remain confident that we will emerge next year a better company in spite of the challenges that 2010 will present.